May 2008

Pricing Sheet dated May 15, 2008 to

Preliminary Pricing Supplement No. 152 dated May 13, 2008 to

Registration Statement No. 333-131369

Filed pursuant to Rule 433

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Principal Protected Notes Due December 8, 2014

(Linked to a Basket of Three Equity Indices)

PRICING TERMS – May 15, 2008
Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)
Issue price:	$1,000 per note (See “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$4,666,000
Pricing date:	May 15, 2008
Original issue date:	May 22, 2008 (5 business days after the pricing date)
Maturity date:	December 8, 2014
Interest:	None
Principal protection:	100%

Basket:	Basket Indices	Weighting	Initial Basket Index Value	Multiplier
	MSCI EAFE® Index	48%	2171.51	0.022104434
	S&P 500® Index	46%	1423.57	0.032313128
	MSCI® Emerging Markets Index	6%	1221.40	0.004912396

Payment at maturity:	The payment at maturity per $1,000 stated principal amount of notes will equal: $1,000 + supplemental redemption amount, if any In no event will the payment at maturity be less than $10.
Supplemental redemption amount:	(i) $1,000 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0
Participation rate:	84.5%
Basket performance:	(final basket value - initial basket value) / initial basket value
Initial basket value:	100, which is the basket closing value on the basket setting date
Final basket value:	The basket closing value on the determination date
Basket closing value:	Basket closing value on any date is the sum of the products of the closing value of each basket index and the applicable multiplier for that basket index. See “Basket—Multiplier” above.
Determination date:	December 1, 2014 subject to adjustment for non-index business days and certain market disruption events
CUSIP:	00254EET5
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated

Commissions and Issue Price:	Price to Public	Agent’s Commissions	Proceeds to Company
Per Note	$1,000	$24	$976
Total	$4,666,000	$111,984	$4,554,016

MORGAN STANLEY

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Pricing Supplement No. 152 dated May 13, 2008

Prospectus Supplement and Prospectus dated January 30, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.